UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           ENTERPRISE ACQUISTION CORP.
                           ---------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
               ----------------------------------------------------
                         (Title of Class of Securities)


                                   29365R108
                            -------------------------
                                 (CUSIP Number)


                               December 31, 2007
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]  Rule 13d-1(b)

                               [ ]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.: 29365R108                                          Page 2 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR FINANCIAL LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                1,400,000
Person With           .........................................................
                      7.       Sole Dispositive Power             None
                      .........................................................
                      8.       Shared Dispositive Power           1,400,000
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,400,000
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.56% based on 16,352,025 shares outstanding as of December 18, 2007.

................................................................................
12.       Type of Reporting Person:

          IA;OO

                                  SCHEDULE 13G

CUSIP No.: 29365R108                                          Page 3 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                1,400,000
Person With           .........................................................
                      7.       Sole Dispositive Power             None
                      .........................................................
                      8.       Shared Dispositive Power           1,400,000
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,400,000
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.56% based on 16,352,025 shares outstanding as of December 18, 2007.

................................................................................
12.       Type of Reporting Person:

          HC;OO

                                  SCHEDULE 13G

CUSIP No.: 29365R108                                          Page 4 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                1,400,000
Person With           .........................................................
                      7.       Sole Dispositive Power             None
                      .........................................................
                      8.       Shared Dispositive Power           1,400,000
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,400,000
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.56% based on 16,352,025 shares outstanding as of December 18, 2007.

................................................................................
12.       Type of Reporting Person:

          HC;OO

                                  SCHEDULE 13G

CUSIP No.: 29365R108                                          Page 5 of 11 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          United States of America
................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    .........................................................
by Each Reporting     6.       Shared Voting Power                1,400,000
Person With           .........................................................
                      7.       Sole Dispositive Power             None
                      .........................................................
                      8.       Shared Dispositive Power           1,400,000
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.56% based on 16,352,025 shares outstanding as of December 18, 2007.

................................................................................
12.       Type of Reporting Person:

          HC

                                                              Page 6 of 11 Pages


Item 1(a).     Name of Issuer:

               Enterprise Acquisition Corp. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               6800 Broken Sound Parkway
               Boca Raton, FL 33487

Item 2(a).     Name of Person Filing:

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Magnetar Financial LLC ("Magnetar Financial");

               ii)  Magnetar Capital Partners LP ("Magnetar Capital Partners");

               iii) Supernova Management LLC ("Supernova Management"); and

               iv)  Alec N. Litowitz ("Mr. Litowitz").

               This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.


Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).     Citizenship:

               i)   Magnetar Financial is a Delaware limited liability company;

               ii)  Magnetar Capital Partners is a Delaware limited partnership;

                                                              Page 7 of 11 Pages

               iii) Supernova Management is a Delaware limited liability company; and

               iv)  Mr. Litowitz is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.0001 per share (the "Shares")

Item 2(e).     CUSIP Number:

               29365R108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)  [ ]   Broker  or  dealer registered under Section 15 of the
                          Exchange Act.
               (b)  [ ]   Bank  as  defined  in Section 3(a)(6) of the Exchange
                          Act.
               (c)  [ ]   Insurance  company  as defined in Section 3(a)(19) of
                          the Exchange Act.
               (d)  [ ]   Investment company registered under Section 8 of  the
                          Investment Company Act.
               (e)  [X]   An   investment   adviser  in  accordance  with  Rule
                          13d-1(b)(1)(ii)(E);
               (f)  [ ]   An  employee  benefit   plan  or  endowment  fund  in
                          accordance with Rule 13d-1(b)(1)(ii)(F).
               (g)  [ ]   A  parent   holding  company  or  control  person  in
                          accordance with Rule 13d-1(b)(1)(ii)(G).
               (h)  [ ]   A  savings association as defined in Section 3(b)  of
                          the Federal Deposit Insurance Act.
               (i)  [ ]   A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of December 31, 2007, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner of 1,400,000 Shares held for the account of Magnetar Capital Master Fund.


Item 4(b)      Percent of Class:

               As of December 31, 2007, the number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner constituted approximately 8.56% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 16,352,025 shares outstanding as of December 18,
2007).

                                                              Page 8 of 11 Pages


Item 4(c)      Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       1,400,000

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          1,400,000

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       1,400,000

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          1,400,000


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and  Classification  of  the  Subsidiary  Which
               Acquired the Security  Being  Reported on By the Parent  Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2008         MAGNETAR FINANCIAL LLC

                                By:  Magnetar Capital Partners LP,
                                     as sole member


                                By:  /s/ Alec N. Litowitz
                                     -----------------------
                                Name:  Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP


Date: February 13, 2008         MAGNETAR CAPITAL PARTNERS LP


                                By:  /s/ Alec N. Litowitz
                                     -----------------------
                                Name:  Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP


Date: February 13, 2008         SUPERNOVA MANAGEMENT LLC


                                By:  /s/ Alec N. Litowitz
                                     -----------------------
                                Name:  Alec N. Litowitz
                                Title: Manager

Date: February 13, 2008         ALEC N. LITOWITZ


                                /s/ Alec N. Litowitz
                                -----------------------

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.   Joint Filing Agreement, dated February 13, 2008 by and among
     Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova
     Management LLC, and Alec N. Litowitz .................                  11

                                                             Page 11 of 11 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Enterprise Acquisition Corp. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2008         MAGNETAR FINANCIAL LLC

                                By:  Magnetar Capital Partners LP,
                                     as sole member


                                By:  /s/ Alec N. Litowitz
                                     -----------------------
                                Name:  Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP


Date: February 13, 2008         MAGNETAR CAPITAL PARTNERS LP


                                By:  /s/ Alec N. Litowitz
                                     -----------------------
                                Name:  Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP


Date: February 13, 2008         SUPERNOVA MANAGEMENT LLC


                                By:  /s/ Alec N. Litowitz
                                     -----------------------
                                Name:  Alec N. Litowitz
                                Title: Manager

Date: February 13, 2008         ALEC N. LITOWITZ


                                /s/ Alec N. Litowitz
                                -----------------------